SCHEDULE 13D

Amendment No. 1
Korea Electric Power Corporation
American Depository Receipt
Cusip # 500631106
Filing Fee: No


Cusip # 500631106
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	24,900
Item 8:	None
Item 9:	806,500
Item 10:	None
Item 11:	1,438,648
Item 13:	4.98%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the American Depository Receipt, $0.00 par value (the "ADRs") of Korea Electric Power
Corporation, a South Korea corporation (the "Company"). The principal executive offices of the Company are located at 167, Samsung-dong, Kangnam-gu, Seoul, Korea.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). A separate Schedule 13D is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity, with certain common shareholders. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities. Various foreign-based subsidiaries of FIL are also engaged in investment management. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson is Chairman of FMR and FIL. FMR and FIL are separate and independent corporate entities. FMR and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A herein.

	The ADRs to which this statement relates are owned directly by four of the Fidelity Funds, seven of the Accounts, and by Fidelity International Limited, through its subsidiaries and affiliates.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the ADRs held by the other corporations need not be aggregated for purposes of
Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the ADRs are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Fidelity Funds which own or owned ADRs purchased in the aggregate 209,200 ADRs for cash in the amount of approximately $5,248,007, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 237,000 ADRs sold aggregated approximately $5,260,976. The attached Schedule B sets forth ADRs purchased and/or sold since August 23, 1996.

	The Accounts of FMTC which own or owned ADRs purchased in the aggregate 42,650 ADRs for cash in the amount of approximately $950,048, including brokerage commissions. The Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 9,950 ADRs sold aggregated approximately $231,394. The attached Schedule B sets forth ADRs purchased and/or sold since August 23, 1996.

	The International Funds and accounts, which own or owned Shares, purchased in the aggregate 712,265 ADRs for cash in the amount of approximately $15,539,255, including brokerage commissions. The International Funds and accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 80,117 ADRs sold aggregated approximately $8,1943,154.

Item 4.	Purpose of Transaction.

	The purpose of Fidelity and FMTC in having the Fidelity Funds and the Accounts purchase ADRs (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase ADRs subject to a number of factors, including, among others, the availability of ADRs of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of ADRs or to increase or decrease the equity interest in the Company by acquiring additional ADRs, or by disposing of all or a portion of the ADRs.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Although Item 5 assumes that FMR, Fidelity, FMTC, and FIL beneficially own all 1,438,648 ADRs, reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment
advisor to the Fidelity Funds, 773,800 ADRs, or approximately
2.68% of the outstanding ADRs of the Company, and through FMTC, the managing agent for the Accounts, 32,700 ADRs, or approximately 0.11% of the outstanding ADRs of the Company. FIL beneficially owns, as investment advisor to the International
Funds, 632,148 ADRs, or approximately 2.19% of the outstanding
ADRs of the Company. Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other ADRs.
The combined holdings of FMR, Fidelity, FMTC, and FIL are 438,648 ADRs, or approximately 4.98% of the outstanding ADRs of the Company.

	(b)	FMR, through is control of Fidelity, investment advisor
to the Fidelity Funds, and the Funds each has sole power to dispose of the ADRs. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 773,800 ADRs owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the ADRs under written guidelines established by the Funds' Board of Trustees. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 32,700 ADRs and sole power to vote or to direct the voting of 24,900 ADRs, and no power to vote or to direct the voting of 7,800 ADRs owned by the Accounts.

	(c)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in ADRs during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Inasmuch as FMR is no longer the beneficial owner of more than 5% of the number of shares outstanding, FMR has no further reporting obligation under Section 13(d) of the Securities Exchange Act of 1934 or the rules and regulations promulgated by the Securities and Exchange Commission thereunder. This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securities.



Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	October 30, 1996	By:	/s/Frank
V. Knox
	Frank V. Knox
	Compliance Officer


SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Abigail P. Johnson	Director	Portfolio Mgr -
Fidelity
		Management &
Research
		Company

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

David C. Weinstein	Sr. Vice President	Sr. Vice President
Administration	Administration

Gerald M. Lieberman	Sr. Vice Pres. - 	Sr. Vice Pres. -
Chief Financial	Chief Financial
Officer	Officer



SCHEDULE B


Korea Electric Power Corporation

Three Fidelity Fund(s) sold ADRs since August 23, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	ADRS	PRICE

	08-30-96	7,300	$21.25
	09-19-96	2,100	19.38
	10-15-96	60,000	19.29
	10-16-96	59,400	19.30
	10-21-96	5,100	19.38



SCHEDULE B


Korea Electric Power Corporation

Six Account(s) purchased ADRs since August 23, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	ADRS	PRICE

	09-05-96	15,300	$20.75
	09-27-96	4,200	19.38
	10-07-96	12,300	19.11



SCHEDULE B


Korea Electric Power Corporation

Two Account(s) sold ADRs since August 23, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	ADRS	PRICE

	10-16-96	15,300	$19.30